EXHIBIT 5.1


                                  July 8, 1998


Innkeepers USA Trust
306 Royal Poinciana Way
Palm Beach, Florida  33480

Gentlemen:

         We have acted as counsel for Innkeepers USA Trust, a Maryland real estate investment trust (the "Company"), in connection with the Registration Statement on Form S-3 (the "Registration Statement"), filed by the Company under the Securities Act of 1933, as amended, relating to the sale of up to 4,630,000 8.625% Series A Cumulative Convertible Preferred Shares of Beneficial Interest of the Company (the "Series A Preferred Shares") and up to 6,857,493 common shares of beneficial interest, $0.01 par value of the Company, issuable upon conversion of the Series A Preferred Shares (the "Common Shares") by certain holders of the Series A Preferred Shares and Common Shares, as described in the Registration Statement.

         In connection therewith, we have relied upon, among other things, our examination of such documents, records of the Company, certificates of its officers and public officials, as we have deemed necessary for purposes of the opinion expressed below.

         Based upon the foregoing, and having regard for such legal considerations as we have deemed relevant, we are of the opinion that (i) the issuance of the Series A Preferred Shares as described in the Registration Statement was validly authorized and the Series A Preferred Shares are legally issued, fully paid and nonassessable and, (ii) upon conversion of the Series A Preferred Shares as described in the Registration Statement, the Common Shares will be legally issued, fully paid and nonassessable.

         We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the heading "Legal Matters" therein.

                                            Very truly yours,

                                            HUNTON & WILLIAMS